

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2021

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
211 E. Osborn Road
Phoenix, AZ 85012

> **Re: Creative Medical Technology Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 1, 2021**
> **File No. 333-259834**

Dear Mr. Warbington:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 2 to Form S-1 filed December 1, 2021

Cover page

1. Please disclose on the cover page that you do not intend to apply for listing of the Public Warrants or pre-funded warrants on any national securities exchange or trading system, as referenced on page 5.

      Please contact Christine Westbrook at 202-551-5019 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Zev M. Bomrind, Esq.